SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For March 4, 2011
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Companhia de Saneamento Básico do Estado de São Paulo Board of Directors

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

Corporate Taxpayer ID (CNPJ): 43.776.517/0001-80

Company Registry (NIRE): 35.3000.1683-1

EXCERPT FROM THE MINUTES OF THE 733rd BOARD OF DIRECTORS’ MEETING.

On February 07, 2011, at 6:00 p.m. the acting Chairman of the Board of Directors Mr. Mário Engler Pinto Júnior called an extraordinary meeting, in accordance with the head provisions of Article 13 of the Company’s Bylaws, in the conference room of the Company’s head offices located at Rua Costa Carvalho, 300, in the city of São Paulo, which was attended via conference call by the undersigned members of the Board of Directors of Companhia de Saneamento Básico do Estado de São Paulo - SABESP. The meeting was called to order and the acting Chairman of the Board of Directors appointed to preside over the meeting Board member Roberto Yoshikazu Yamazaki, who greeted all those present and justified the absence of Board member Mário Engler Pinto Júnior.  (...) Immediately thereafter, he presented the “Election of the Corporate Management Officer” for discussion and deliberation. (...) The matter was then voted and Board members approved by unanimous vote, pursuant to item II of Article 142 of Law 6,404/76, the election of Mr. Manuelito Pereira Magalhães Júnior, Brazilian, married, economist, resident and domiciled in the city and State of São Paulo, at Rua João Ramalho, 1505, apartamento 12, Identity Card (RG) no. 2.162.807-61 SSP/BA and Individual Taxpayer’s ID (CPF) no. 478.682.525-53, as the Company’s Corporate Management Officer, for the remaining of the term-of-office of two years ending June 18, 2011, to replace Mr. Marcio Saba Abud, who will be removed from his office as of February 11, 2011, in compliance with the provisions in the Bylaws. The duties and the compensation previously established are maintained. Also, Mr. Roberto Yoshikazu Yamazaki, on behalf of the Board, requested that their thanks and acknowledgement for Mr. Marcio Saba Abud’s dedication and competence in attaining the Company’s results while Corporate Management Officer be recorded in the minutes.

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Companhia de Saneamento Básico do Estado de São Paulo Board of Directors

After approved, these minutes were signed by the attending members of the Board of Directors. Roberto Yoshikazu Yamazaki, Alexander Bialer, Dilma Seli Pena, Gesner José de Oliveira Filho, Jerônimo Antunes, Heraldo Gilberto de Oliveira, Reinaldo Guerreiro and Stela Goldenstein.

This is a free translation of the excerpt of the Minutes recorded in the Minutes Book of the Board of Directors.

São Paulo, February 18, 2011.

Roberto Yoshikazu Yamazaki	Sandra Maria Giannella
Acting Chairman of the Board of Directors	Executive Secretary

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: March 4, 2011

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.